Exhibit 1

Qualitative and Quantitative Information

i.

In accordance with the guidelines governing its Risk Committee, CEMEX uses derivative financial instruments (“derivative instruments”) to modify the profile of risks related to movements in the interest rates and currency denominations of its debt, as a way of reducing financing cost; it also uses them to hedge: (i) net investments in foreign subsidiaries, and (ii) executive stock option programs.

The Financial Risk Administration Committee, comprised of seven senior-level executives from the areas of the company involved, meets at least quarterly with the purpose of coordinating the strategy, execution and oversight of the risk coverage functions of CEMEX and its subsidiaries, and of aligning the foregoing with the objectives set by the Board of Directors.

A minimum quorum is required for proper functioning of the Committee. Decisions are adopted by majority vote, except for the following matters, where unanimity is required: Risk Policy proposal to be submitted to the Board of Directors; definition of global risk limits and selection of risk indicators, in which case 100% of the votes are necessary for a decision to be approved.

The company has a written risk administration manual, as well as a host of specific controls to ensure efficient processes to authorize, negotiate value, document and account each derivative instrument making up the portfolio.

These controls are managed by different responsible parties, in accordance with fixed segregation of duties, and are evaluated at least annually by our internal and external auditors. There is a specific procedure to achieve and follow-through on remediation plans in the event deficiencies are detected.

Appointment of calculation agents is contractual by nature and in all instances falls upon the counterparty financial institutions. Nevertheless, CEMEX has established a practice of periodically reviewing the valuation of its derivative instruments using the company’s institutional systems.

The market value of the company’s derivative instruments position is measured in real time. Constant monitoring of thresholds is an integral part of the company’s internal controls. In the event of margin calls, the company may post collateral in the form of stand-by letters of credit, marketable securities or cash; as a matter of procedure, the first option used is bank guarantees (stand-by letters of credit), followed by cash.

We rely on standardized “ISDA Master Agreements”, commonly used in international markets to document financial derivative transactions.

CEMEX uses derivative financial instruments in order to change the risk profile associated with changes in interest rates and foreign exchange rates of debt agreements, as a vehicle to reduce financing costs, as an alternative source of financing, and as hedges of: (i) highly probable forecasted transactions, (ii) our net assets in foreign subsidiaries and (iii) future exercises of options under our executive stock option programs. Before entering into any transaction, we evaluate, by reviewing its credit ratings and our business relationship according to our policies, the creditworthiness of the financial institutions and corporations that are prospective counterparties to our derivative financial instruments. We select our counterparties to the extent we believe that they have the financial capacity to meet their obligations in relation to these instruments. Under current financial conditions and volatility, we cannot assure that risk of non-compliance by our counterparties with their obligations agreed to with such counterparties is minimal.

The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices and supported by confirmations of these values received from the counterparties to these financial instruments. The notional amounts of derivative financial instruments are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss.

Instrumentos Derivados	(in millions of U.S. Dollars)								Maturity date
	At June 30, 2008				At June 30, 2009
	Nominal Amount		Estimated Fair Value		Nominal Amount		Estimated Fair Value*
Equity forward contracts	US$	461	US$	(45)	US$	53	US$	12	Oct-2009
Other forward contracts		—		—		40		(1)	Oct-2009
Other Equity Derivatives		500		(16)		860		(72)	Apr-2013
Foreign exchange forward contracts		3,705		54		—		—
Derivatives related to perpetual debentures		3,150		37		3,024		194	Jul-2009	*
Interest rate swaps		7,009		103		—		—
Cross-currency swaps		5,291		303		—		—
Derivatives related to energy		211		15		205		30	Sep-2022

*	Net of deposits in margin accounts.

Our Equity Derivative Forward Contracts. As of June 30, 2008, in order to hedge future exercises of options under our executive stock option programs, we had an equity forward contract covering approximately 81 million CPOs for a notional amount of U.S.$203 million and a fair value of a loss of U.S.$2 million. During October 2008, a significant decrease in the price of CPOs accelerated the anticipated settlement of these contracts, which generated a loss of approximately U.S.$153 million (Ps2,102 million), recognized during the fourth quarter of 2008.

In addition, in connection with the sale of shares of AXTEL and in order to benefit from a future increase in the prices of such entity, on March 31, 2008, we entered into forward contracts with net cash settlement covering 119 million CPOs (each for 59.5 million CPOs) of AXTEL with maturity in April 2011. The notional amount as of June 30, 2008 was U.S.$258 million, and the fair value of such contract was a loss of approximately U.S.$43 million. During 2009, we carried out an early settlement of a portion of these contracts and the notional amount as of June 30, 2009 was U.S.$53 million. The fair value of such contracts as of June 30, 2009 was a gain of approximately U.S.$12 million (Ps158 million). Changes in the fair value of these instruments generated a loss in our income statement for the six months ended June 30, 2009 of approximately U.S.$9 million (Ps119 million). These contracts mature in October 2009. For accounting purposes our equity forward contracts have been designated as trading instruments and the changes in the fair value are recognized directly in the income statement.

Our Other Forward Contracts. During 2008, we negotiated a forward contract over the TRI (Total Return Index) of the Mexican Stock Exchange, maturing in October 2009, through which we maintain exposure to increases or decreases of such index. TRI expresses the market return on stock based on market capitalization of the issuers comprising the index. For accounting purposes our other forward contracts have been designated as trading instruments and the changes in the fair value are recognized directly in the income statement.

Our Other Equity Derivative Contracts. These derivatives are described as options over the CPO price. In June 2008, we entered into a structured transaction, under which we issued debt for U.S.$500 million (Ps6,870 million) paying an interest expense of LIBOR plus 132.5 basis points (1.325%), which includes options over the price of our CPOs. In case the CPO price exceeds U.S.$32, the net interest rate under the debt is considered to be zero. This rate increases as the price of the CPO decreases, with a maximum rate of 12% when the CPO price is lower than U.S.$23. We measure the option over the price of the CPO at fair value, recognizing the amount in the income statement. As of June 30, 2008, the fair value of these derivatives was a loss of U.S.$16 million. As of June 30, 2009, the fair value was a loss of U.S.$71 million, including a deposit in margin accounts of U.S.$50 million, which is presented within net liabilities as a result of an offsetting agreement with the counterparty.

In addition, as of June 30, 2009, our other equity derivative contracts included approximately U.S.$360 million in connection with a guarantee we gave under a financial transaction of our employee’s pension fund trust involving put options on our CPOs. This financial guarantee presented an estimated fair value loss of approximately U.S.$176 million, which net of cash margin deposits of approximately U.S.$175 million results in a net liability of approximately U.S.$1 million. At June 30, 2009, this guarantee was recognized at fair value and disclosed in the notes to the unaudited financial statements rather than as a derivative instrument.

In connection with the guarantee described above, in April 2008, Citibank entered into put option transactions on our CPOs with a Mexican trust that we established on behalf of our Mexican pension fund and certain of our directors and current and former employees (the “participating individuals”). The transaction was structured with two main components. Under the first component, the trust sold, for the benefit of our Mexican pension fund, put options to Citibank in exchange for a premium of approximately U.S.$38 million. The premium was deposited into the trust and was used to purchase, on a prepaid forward basis, securities that track the performance of the Mexican Stock Exchange. Under the second component, the trust sold, on behalf of the participating individuals, additional put options to Citibank in exchange for a premium of approximately U.S.$38 million, which was used to purchase prepaid forward CPOs. These prepaid forward CPOs, together with additional CPOs representing an equal amount in U.S. dollars, were deposited into the trust by the participating individuals as security for their obligations, and represent the maximum exposure of the participating individuals under this transaction. The put options gave Citibank the right to require the trust to purchase, in April 2013, approximately 112 million CPOs at a price of U.S.$3.2086 per CPO (120% of the initial CPO price in dollars). If the value of the assets held in the trust (28.6 million CPOs and the securities that track the performance of the Mexican Stock Exchange) are insufficient to cover the obligations of the trust, a guarantee will be triggered and we will be required to purchase in April 2013 all the CPOs at a price per CPO equal to the difference between U.S.$3.2086 and the market value of the assets of the trust. The purchase price per CPO in Dollars and the corresponding number of CPOs under this transaction are subject to dividend and anti-dilutive adjustments. For accounting purposes our other equity derivative contracts have been designated as trading instruments and the changes in the fair value are recognized directly in the income statement.

Our Foreign Exchange Forward Contracts. As of June 30, 2008, in order to hedge financial risks associated with variations in foreign exchange rates versus the Peso of certain net investments in foreign countries denominated in Euros and Dollars, and consequently reducing volatility in the value of stockholders’ equity in our reporting currency, we negotiated foreign exchange forward contracts with different maturities until 2010. Changes in the estimated fair value of these instruments were recorded in stockholders’ equity as part of the foreign currency translation effect. In October 2008, as part of the closing process of positions exposed to fluctuations in exchange rates vis-à-vis the Peso previously described, we entered into foreign exchange forward contracts with opposite exposure to the original contracts. As a result of these new positions, changes in the fair value of the original instruments will be offset in results by an equivalent opposite amount generated by these new derivative positions. The designation of original positions as hedges of our net exposure over investment in foreign subsidiaries in stockholders’ equity ended when the contracts of new offsetting derivative positions ended in October 2008. Therefore, changes in fair value of original positions and new offsetting derivative positions were recognized in the income statement within the inactive derivative financial instruments. Valuation effects were registered within comprehensive income until the accounting hedge was revoked, adjusting for the cumulative effect for translation of foreign subsidiaries. Between January and April 2009, we settled these positions. For the six months ended June 30, 2009, the income statement includes a loss of approximately U.S.$1 million related to changes in fair value of these positions. For accounting purposes our foreign exchange forward contracts have been designated as trading instruments and the changes in the fair value are recognized directly in the income statement.

Our Cross-Currency Swaps. As of June 30, 2008, we held cross-currency swap contracts related to our short-term and long-term financial debt portfolio. Through these contracts, we carried out the exchange of the originally contracted currencies and interest rates, over a determined amount of underlying debt. During the life of these contracts, the cash flows originated by the exchange of interest rates under the cross-currency swap contracts matched the interest payment dates and conditions of the underlying debt. Likewise, at maturity of the contracts and the underlying debt, we would exchange with the counterparty notional amounts provided by the contracts so that we would receive an amount of cash flow equal to cover our primary obligation under the underlying debt. In exchange, we would pay the notional amount in the exchanged currency. As a result, we effectively exchanged the risks related to interest rates and foreign exchange variations of the underlying debt to the rates and currencies negotiated in the cross-currency swap contracts. Between January and April 2009, we settled these positions.

The periodic cash flows on the cross-currency swap instruments arising from the exchange of interest rates were recorded in comprehensive financing result as part of the effective interest rate of the related debt. We recognized the estimated fair value of our cross-currency swap contracts as assets or liabilities in the balance sheet, with changes in the estimated fair value being recognized through the income statement. All financial assets and liabilities with the same maturity, for which our intention is to simultaneously realize or settle, were offset for presentation purposes, in order to reflect the cash flows that we expect to receive or pay upon settlement of the financial instruments.

In respect of the estimated fair value recognition of the cross-currency swap contracts, as of June 30, 2008, we recognized net assets of U.S.$303 million. For the six month periods ended June 30, 2008 and 2009, changes in the fair value of cross-currency swaps generated losses of U.S.$83 million (Ps856 million) and U.S.$74 million (Ps975 million), respectively.

The periodic interest rate cash flows under the cross-currency swaps were recognized within financial expense as part of the effective interest rate of the related debt. For accounting purposes our other cross-currency swaps have been designated as trading instruments and the changes in the fair value are recognized directly in the income statement.

Our Interest Rate Swaps. As of June 30, 2008, we held interest rate swaps for notional amounts of approximately U.S.$7,009 million entered into in order to hedge contractual cash flows (interest payments) of underlying debt negotiated at floating rates. Although these interest rate swap contracts are part of, and complement, our financial strategy, they generally do not meet the accounting hedge criteria. Consequently, changes in the estimated fair value of these instruments were recognized in earnings. Between January and April 2009, we settled these positions. For the six months in the period ended June 30, 2009, changes in the estimated fair value of these instruments were recognized in earnings representing a gain of approximately U.S.$27 million. For accounting purposes our interest rate swaps have been designated as trading instruments and the changes in the fair value are recognized directly in the income statement.

Our Derivatives Related to Energy Projects. As of June 30, 2008 and 2009, we had an interest rate swap maturing in September 2022, for notional amounts of U.S.$211 million and U.S.$205 million, respectively, negotiated to exchange floating for fixed interest rates, in connection with agreements we entered into for the acquisition of electric energy for a 20-year period commencing in 2003. During the life of the derivative contract and over its notional amount, we will pay LIBOR rates and receive a 5.4% fixed rate until maturity in September 2022. As of June 30, 2008 and 2009, the fair value of the swap represented a gain of U.S.$15 million (Ps155 million) and U.S.$30 million (Ps395 million), respectively. For the six month periods ended June 30, 2008 and 2009, changes in the fair value of these derivatives generated a gain of approximately U.S.$1.0 million (Ps10 million) and a loss of approximately U.S.$24 million (Ps316 million), respectively. For accounting purposes our contracts of derivatives related to energy projects have been designated as trading instruments and the changes in the fair value are recognized directly in the income statement.

Our Derivative Instruments Related to Perpetual Equity Instruments. In connection with the issuance of the debentures by C5 Capital (SPV) Limited and C10 Capital (SPV) Limited in December 2006 described above, pursuant to which we paid a fixed Dollar rate of 6.196% on a notional amount of U.S.$350 million and a fixed Dollar rate of 6.722% on a notional amount of U.S.$900 million, respectively, we decided to change the foreign exchange exposure on the coupon payments from Dollars to Yen. In order to do so, we contemporaneously entered into two cross-currency swaps: a U.S.$350 million notional amount cross-currency swap, pursuant to which, for a five-year period, we were to receive a fixed rate in Dollars of 6.196% of the notional amount and pay six month Yen LIBOR multiplied by a factor of 4.3531, and a U.S.$900 million notional amount cross-currency swap, pursuant to which, for a ten-year period, we were to receive a fixed rate in Dollars of 6.722% of the notional amount and pay six month Yen LIBOR multiplied by a factor of 3.3878. Each cross-currency swap included an extinguishable swap, which provided that if the relevant debentures are extinguished for certain stated conditions but before the maturity of the cross-currency swap, such cross-currency swap would be automatically extinguished, with no amounts payable by the swap counterparties. In addition, in order to eliminate variability during the first two years in the Yen-denominated payments due under the cross-currency swaps, we entered into foreign exchange forwards for a notional amount of U.S.$89 million, under which we paid Dollars and received payments in Yen. Changes in fair value of all the derivative instruments associated with the perpetual debentures were recognized in the income statement as part of the comprehensive financing result.

In connection with the issuance of the debentures by C8 Capital (SPV) Limited and C10-EUR Capital (SPV) Limited in February and May 2007 described above, pursuant to which we paid a fixed Dollar rate of 6.640% on a notional amount of U.S.$750 million and a fixed Euro rate of 6.277% on a notional amount of €730 million, respectively, we decided to change the foreign exchange exposure on the coupon payments from Dollars and Euros to Yen. In order to do so, we contemporaneously entered into two cross-currency swaps: a U.S.$750 million notional amount cross-currency swap, pursuant to which, for an eight-year period, we received a fixed rate in Dollars of 6.640% of the notional amount and paid six month Yen LIBOR multiplied by a factor of 3.55248, and a €730 million notional amount cross-currency swap, pursuant to which, for a ten-year period, we received a fixed rate in Euros of 6.277% of the notional amount and paid twelve-month Yen LIBOR multiplied by a factor of 3.1037. Each cross-currency swap included an extinguishable swap, which provided that if the relevant debentures are extinguished for certain stated conditions but before the maturity of the cross-currency swap, such cross-currency swap would be automatically extinguished, with no amounts payable by the swap counterparties. In addition, in order to eliminate variability during the first two years in the Yen-denominated payments due under the cross-currency swaps, we entered into foreign exchange forwards for notional amounts of U.S.$273 million, under which we paid Dollars and received payments in Yen. Changes in fair value of all the derivative instruments associated with the perpetual debentures were recognized in the income statement as part of the comprehensive financing result. For accounting purposes, our contracts of derivatives instruments related to perpetual equity instruments have been designated as trading instruments and the changes in the fair value are recognized directly in the income statement.

During July 2009, these derivative instruments related to the perpetual debentures have been terminated.

ii.

CEMEX records the reasonable estimated value of its derivative instruments either as assets or liabilities in its balance sheet, and records their changes for each period under the item “financial instruments results” of the income statement, except for changes in the reasonable value of specified derivative instruments that function as hedges against variations in the cash flow from assets or liabilities in the balance sheet and/or from projected operations, which are recorded as equity and are subsequently reclassified into the income statement insofar as the effects of the underlying instruments or operations have an impact on results.

The reasonable estimated value represents the amount for which a financial asset could be exchanged or a financial liability liquidated between willing and able parties in a free market transaction. Sometimes, a reference market will exist that provides a reasonable estimated value; where there is none, the value is determined either by the net present value of the transaction’s projected cash flows or through mathematical models. The reasonable estimated values of derivative instruments determined by CEMEX and used for valuation, recognition and disclosure in its financial statements are supported by transaction confirmations received from the relevant financial counterparties.

iii.

Liquidity generated by CEMEX through internal and external sources is invested in overnight money market instruments, readily available to satisfy operating and financial requirements, including requirements relating to derivative instruments. As of June 30, 2009, our cash and marketable securities totaled US$978 million.

In connection with external liquidity sources, the company has a number of available revolving lines of credit, in various currencies and with different financial institutions. In order to have as much cash on hand as possible, as of the end of the quarter we had drawn upon almost the full amount of these external lines of credit.

In connection with internal liquidity sources, the company uses in-house banks to consolidate and manage the daily flows from operations and to satisfy funding requirements of the company’s business units around the world. After this daily sweep, available liquidity is reviewed along with specific needs to satisfy requirements under derivative instruments and to pay off debt maturities. Lastly, any remaining cash in in-house banks is invested in overnight money-market funds.

iv.

During the quarter, we significantly reduced the volatility of our derivative instrument strategy. The notional amount of derivatives related to foreign exchange, equity and interest rates for the quarter was reduced by a 100%, 0% and 96%, respectively, compared with the first quarter of the current year.

The significant exposure reduction in derivative instruments is due to our need to reduce the liquidity risk stemming from margin calls, as well as to comply with the requirements made by our creditors in the context of the refinancing of our debt.

V.

TABLE 1

Summary Derivative Financial Instruments

Thousands of Pesos as of June 30, 2009

Derivative Instrument, value or contract	Hedging Instruments or for other means, such as trading	Notional Amount / Notional Value		Underlying Assets Value/ Variable of Reference		Fair Value		Maturities				Collaterals / Lines of Credit / Guarantee Values
		Current Quarter	Prior Year Quarter	Current Quarter	Prior Year Quarter	Current Quarter	Prior Year Quarter	2009	2010	2011	2012 and beyond
Equity Forward Contracts		693,880	0	850,868	2,245,530	152,271	0	91,343	0	60,929	0	(0)
Other Forward Contracts		530,321	4,752,671	553,984	2,068,351	(10,482)	(462,393)	(10,482)	0	0	0	0
Other Equity Derivatives		6,589,999	5,155,00	628,620	753,065	(1,601,853)	(163,301)	111,086	238,985	(1,951,923)	0	665,392
Equity Derivatives	Economic Hedge	7,814,200	9,907,671	2,033,473	5,066,947	(1,460,064)	(625,693)	191,946	238,985	(1,890,995)	0	665,392
Foreign Exchange Forward Contracts		0	38,198,550	0	38,198,550	0	555,073	0	0	0	0	0
Foreign Exchange Derivatives	Accounting Hedge	0	38,198,550	0	38,198,550	0	555,073	0	0	0	0	0
Cross Currency Swaps		0	39,115,633	0	30,456,353	0	2,176,625	0	0	0	0	0
Foreign Exchange Swaps		0	15,439,623	0	9,474,776	0	947,227	0	0	0	0	0
Foreign Exchange Derivatives	Economic Hedge	0	54,555,256	0	39,931,129	0	3,123,852	0	0	0	0	0
Interest Rate Swaps		0	4,124,000	0	4,124,000	0	(30,930)	0	0	0	0	0
Interest Rate Derivatives	Accounting Hedge	0	4,124,000	0	4,124,000	0	(30,930)	0	0	0	0	0
Interest Rate Swaps		0	68,140,296	0	68,140,296	0	1,093,879	0	0	0	0	0
Derivatives related to energy		2,699,093	2,171,049	2,699,093	2,171,049	401,179	149,816	0	0	0	401,179	0
Interest Rate Derivatives	Economic Hedge	2,699,093	70,311,345	2,699,093	70,311,345	401,179	1,243,695	0	0	0	401,179	0

Total		10,513,294	177,096,822	4,732,566	157,631,971	(1,058,885)	4,265,997	191,946	238,985	(1,890,995)	401,179	665,392

Derivatives related to perpetual debentures(1)	Economic Hedge	39,861,711	32,474,675	14,410,211	13,115,078	2,550,703	383,948	2,550,703	0	0	0	0

Total		50,375,005	209,571,497	19,142,777	170,747,049	1,491,818	4,649,945	2,742,649	238,985	(1,890,995)	401,179	665,392

Liabilities related to market value of own shares(2)	Economic Hedge	4,744,721	0	1,491,633	0	(2,321,953)	0	0	0	0	(2,321,953)	2,315,088

Total		55,119,726	209,571,497	20,634,410	170,747,049	(830,135)	4,649,945	2,742,649	238,985	(1,890,995)	(1,920,774)	2,980,480

(1)	Derivative instruments negotiated with financial institutions and certain Special Purpose Vehicles, constituted under several perpetual debenture bonds. During July 2009, these derivative instruments were terminated.
(2)	As of June 30, 2009, includes a guarantee conferred by CEMEX to a financial transaction in the employees’ pension fund.

Sensitivity Analysis

The methodology used was a sensitivity analysis through calculation of changes in the reasonable estimated value, based on percentage variations of each individual reference variable (holding all other reference variables fixed.)

i

The sensitivity analysis used three different scenarios for each of the four main derivative instrument risk factors of the company as of June 30, 2009, which are identified as reference variables in the analysis.

As of June 30, 2009, the main risks which could result in losses for the company, categorized by type of derivative instrument were:

-Equity derivatives:

Decline in CEMEX´s stock price

Decline in AXTEL’s stock price

-Interest rate derivatives

Decline of US dollar interest rates

ii

The three scenarios analyzed were:

1.Probable: 10% shock on each of the main risk factors

2.Possible: 25% shock on each of the main risk factors

3.Stress: 50% shock on each of the main risk factors

iii

Cash flow impact was estimated based on margin call requirements for each scenario.

During the second quarter of 2009, we undertook several measures to eliminate our exposure risk related to derivative instruments, mainly the liquidation of interest rate and foreign exchange currency derivatives, in compliance with the commitments entered upon, in the renegotiation of our liabilities. After the aforementioned process, we maintained a remnant risk exposure in our bank credit lines related to the fluctuation of the market value of our CPOs and AXTEL’s CPOs in the Mexican Stock Exchange.

We believe it is important to point out that the increase in market value of our CPOs in the Mexican Stock Exchange by over 44% and the increase of 25% in AXTEL’s CPOs in the Mexican Stock Exchange from March 31, 2009 to June 30, 2009 were reflected in a margin call reimbursement.

We estimate that the risk scenarios discussed in this section do not give rise to material potential losses in the reasonable estimated value of our derivative instruments, considering our total net debt and cash flow generation.